VALLEY FORGE LIFE INSURANCE COMPANY
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Executive Office:              A Stock Company     Home Office:
CNA Plaza                                          401 Penn St.
Chicago, Illinois  60685                           Reading, Pennsylvania 19601

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                              FOUR YEAR TERM RIDER


This rider forms a part of the policy to which it is attached. It is issued in consideration of your application and premium paid.


BENEFIT

We will pay the Four Year Term Rider death benefit shown in the Policy Schedule if the death of the last insured to die occurs within the first four years following the Policy Date. This rider must be in effect at the time of death of the last insured to die.


COST

The monthly cost for this rider is shown in the Policy Schedule.


SUICIDE

If either of the Insureds commits suicide while sane or insane within two years from the effective date of this rider, we will pay an amount equal to the total premiums paid for this rider.


REINSTATEMENT

This rider may be reinstated if:
(1)      this rider terminated due to the termination of the policy;
(2)      the policy is being reinstated; and
(3)      both Insureds are alive and legally married to each other.

For such reinstatement, we will require evidence of insurability satisfactory to us.


RIDER TERMINATION

This rider terminates:
(1)     on the policy anniversary nearest the younger Insured's attained age 70;
(2)     if you give us written notice to terminate it; or
(3)     when the policy terminates.

GENERAL

All provisions of the policy not in conflict with this rider apply to this rider.

Signed for the Company at its Executive Office, CNA Plaza, Chicago, Illinois 60685, on the policy effective date.

/s/BERNARD L. HENGESBAUGH                            /s/DAVID L. STONE

Chief Executive Officer                              Group Vice President


VULR-118 (8/00)